Exhibit 2.1

ASSET PURCHASE AGREEMENT

Dated February 27, 2024

by and among

KINNATE BIOPHARMA INC.

AND

PIERRE FABRE MÉDICAMENT, SAS

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), effective as of February 27, 2024 (the “Effective Date”), is made and entered into by and among Kinnate BioPharma Inc., a Delaware corporation (“Seller”) and Pierre Fabre Médicament, SAS, a corporation incorporated under the laws of France having its offices and principal place of business at Les Cauquillous, 81500 Lavaur, France (“Buyer”). Seller and Buyer may each be referred to as herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller is in the business of researching, developing, manufacturing, marketing, distributing and selling, as the case may be, products for use in healthcare, focused on precision oncology for cancer patients and is developing Exarafenib (KIN 2787), an orally administered, potent and selective investigational small molecule pan-RAF inhibitor as a monotherapy agent and in combination;

WHEREAS, Buyer is an independent pharmaceutical company in the business of developing and commercializing medicinal products;

WHEREAS, Seller desires to sell the Transferred Assets (as defined below) to Buyer; and

WHEREAS, Buyer confirms its interest to acquire the Transferred Assets from Seller.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Article 1
DEFINITIONS; INTERPRETATION

Section 1.01. Defined Terms. The following capitalized terms or derivatives thereof (verbs, nouns, singular, plural), when used in this Agreement, shall have the following meanings:

“Action” means any action, suit, investigation, claim, proceeding or similar action, in each case by or before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such first Person. For purposes of this definition, “control” (including, for the avoidance of doubt, its correlative meanings “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state, foreign or local law (including common law), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Bill of Sale and Assignment and Assumption Agreement” means that certain bill of sale and assignment and assumption agreement attached hereto as Exhibit A.

“Business” means all of Seller’s operations and activities, in each case, to the extent relating to the Product, including any research, development and manufacturing activities and any activities with respect to vitro diagnostic or medical devices related to such activities, in each case, to the extent relating to the Product. For purposes of clarity, Business does not include the transfer of Seller’s personnel.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, United States, San Diego, United States, or Paris, France are authorized or required by Applicable Law to close.

“Buyer” shall have the meaning given to such term in the Preamble.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and any successor law.

“Damages” means damages, losses, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses).

“Drug Approval Applications” means a New Drug Application, or a supplement thereof, as defined under Section 505(b)(1) or 505(b)(2) of the FDCA, or an equivalent application filed with any Regulatory Authority in any country other than the United States.

“Excluded Assets” means (i) the corporate books and records of Seller or any of its subsidiaries that are not Transferred Assets; (ii) all personnel records and any rights with respect to any employees of Seller or any of its subsidiaries; (iii) any real estate owned or leased by Seller or any of its subsidiaries; (iv) any refunds (or rights thereto) related to Taxes paid by Seller or any of its subsidiaries; (v) all cash, cash equivalents and marketable securities and all rights in any bank accounts, in each case, of Sellers or any of its subsidiaries; (vi) all prepaid expenses, receivables and deposits of Seller or any of its subsidiaries except pursuant to any Transferred Contract or Mixed Contracts; and (vii) the assets, properties, Intellectual Property, contracts, agreements and other rights of Seller or any of its subsidiaries that are not Transferred Assets.

“FDA” means the U.S. Food and Drug Administration.

“FDA Laws and Regulations” means the FDCA and all other similar applicable laws and regulations of the relevant Governmental Authority.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, as amended (21 U.S.C. § 301 et seq.), and the regulations promulgated thereunder.

“Governmental Approval” means any: (a) permit, license, certificate, concession, consent, clearance, confirmation, marketing authorization, grant, order, exemption, franchise, certification, designation, rating, registration, variance, qualification or accreditation issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Applicable Law; (b) with respect to a pharmaceutical or biological product in a country or regulatory jurisdiction, the act of a Governmental Authority necessary for the testing, manufacturing, marketing, labeling, distribution, advertising, commercial sale or use of such product in such country or regulatory jurisdiction.

“Governmental Authority” means any transnational, supernational, multinational, domestic or foreign federal, state, provincial, county or local, governmental authority including ethics committees, patent offices, department, court, agency or official (including any political subdivision thereof, or any self-regulatory organization), and any other instrumentality, quasi-governmental body, regulatory commission or other Person exercising executive, legislative, judicial, regulatory, arbitral or administrative functions of or pertaining to government.

“Intellectual Property” means (i) issued patents and pending patent applications, including provisionals, non-provisionals, PCT applications, continuations, divisionals, continuations-in-part, reexaminations, reissues, renewals, patent term extensions and supplementary protection certificates (“Patents”), (ii) copyrights and moral rights, database rights (including sui generis database rights), software rights, designs, including registrations or applications for registrations thereof and all renewals, extensions, restorations and reversions of the foregoing, (iii) Know-How, and (iv) other similar types of proprietary rights; in each case, whether or not registered, and including all registrations, all applications to register and rights to apply to register any of them, rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all rights or forms of protection which subsist or will subsist now or in the future in any part of the world and all rights to sue for any past or present infringement of any of them.

“Key Transferred Contracts” means those Transferred Contracts identified in Exhibit B as a “Key Contract.”

“Know-How” means inventions (whether patentable or not), discoveries, trade secrets, technology, information, Regulatory Documents, formulae, algorithms, indexes, practices, methods, studies, presentations, knowledge, know-how, processes, procedures, experience, results and test data (including physical, chemical, biological, toxicological, pharmacological, clinical, veterinary, analytical and quality control data), dosage regimens, control assays, product specifications, and descriptions; but excluding Patents.

“Liability” means any liability, product liability, cost, damage, litigation claim, expense, debt or obligation of any kind, character, or description, and whether known or unknown, incurred, absolute, fixed or contingent, asserted or unasserted or otherwise.

“Lien” means any mortgage, lien, grant, option, pledge, charge, security interest, encumbrance, claim, servitude, easement, right of way, covenant, equitable interest, lease or other possessory interest, hypothecation, preference, priority, right of first refusal, restriction on use, license, sublicense, release, covenant not to sue or assert, voting or transfer, condition, limitation or restriction of any kind or nature whatsoever (whether absolute or contingent).

“Materials” means compounds, intermediaries, drug product, or other materials related to the Product or otherwise intended to be used for the development of the Product, including any clinical trial, that are set forth in Exhibit C.

“Order” means any order, writ, injunction, decree, judgment, award, settlement, or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority.

“Permits” shall mean all regulatory filings, permits, licenses, registrations, approvals, concessions, qualifications, registrations, certifications and other similar items granted by or issued pursuant to the authority of a Governmental Authority used in or necessary for the operation of the Business.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pivotal Clinical Trial” shall mean a clinical trial of a Product reasonably designed with a sufficient number of subjects (a) that is conducted by a Milestone Party after completion of a previous study for the Product, (b) that is designed with a control arm in order to establish that such Product has an acceptable safety and efficacy profile for its intended use, and to determine warnings, precautions and adverse reactions, as applicable, that are associated with such Product in the dosage range to be prescribed, and (c) which is intended (when combined with data generated in previous studies for such Product) to support the submission of a marketing application for obtaining Regulatory Approval of such Product from the FDA and, EMA or other Regulatory Authority. Pivotal Clinical Trial shall include any clinical trial as described in 21 CFR 312.21, or any equivalent trial in any jurisdiction in Europe.

“Product” means exarafenib (KIN 2787), an orally administered, potent and selective investigational small molecule pan-RAF inhibitor, as well as any other pan-RAF inhibitor first discovered by or on behalf of Seller.

“Purchase Price” has the meaning given to this term in Section 2.04.

“Regulatory Approvals” means, with respect to a particular regulatory jurisdiction, an approval, license, registration or authorization of any Governmental Authority (other than any reimbursement approval) that provides approval for the development, manufacturing or commercialization of a pharmaceutical product, excluding any pricing and reimbursement approvals.

“Regulatory Authority” means, in a particular country or jurisdiction, any applicable Governmental Authority involved in granting Regulatory Approval in such country or jurisdiction, including (a) in the United States, the FDA and any other applicable Governmental Authority in the United States having jurisdiction over pharmaceutical products, and (b) any other applicable Governmental Authority having jurisdiction over pharmaceutical products.

“Regulatory Documents” means all (a) applications (including all INDs and Drug Approval Applications), registrations, licenses, authorizations, approvals (including Regulatory Approvals) and marketing or regulatory exclusivities; (b) correspondence and reports submitted to or received from Regulatory Authorities (including meeting materials, minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, adverse event files and complaint files; and (c) preclinical, clinical, CMC and other data, including raw data and source documents, results, analyses, publications, audit reports and reports contained or referred to in any of the foregoing. For the avoidance of doubt, Regulatory Documents include Regulatory Approvals and Regulatory Filings.

“Regulatory Filings” means all applications, filings, dossiers and the like submitted to a Regulatory Authority for the purpose of obtaining any Regulatory Approval.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, advisors, auditors, agents and other authorized representatives.

“Seller” shall have the meaning given to such term in the Preamble.

“Seller’s knowledge” means the knowledge of Seller after reasonable inquiry.

“Straddle Tax Period” means any Tax Period that begins on or before and ends after the Closing Date.

“Tax” means any tax, governmental fee or other like assessment or charge of similar kind or nature (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax.

“Tax Period” means, with respect to any Tax, the period with respect to which the amount of the liability for such Tax is determined by the Taxing Authority responsible for the administration of such Tax.

“Tax Proceeding” means any audit, examination, request for information, investigation, hearing, litigation, legal action, or administrative or judicial proceeding or contest relating to Taxes with a Governmental Authority.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority authorized to administer or collect Taxes.

“Transaction Documents” means, collectively, this Agreement, the Bill of Sale and Assignment and Assumption Agreement, and any other documents or agreements delivered pursuant to this Agreement.

“Transfer Tax” means any excise, sales, use, VAT, registration, stamp, stamp duty, stamp duty reserve tax, stamp duty land tax, recording, documentary, conveyancing, franchise, property, real property, transfer and similar Taxes, duties, levies, charges and fees (including any penalties, interest and additions thereto) incurred or imposed in respect of the transfer of the Business or other Transferred Assets, or the assumption of the Assumed Liabilities, pursuant to this Agreement.

“Transferred Assets” shall have the meaning given to such term in Section 2.01.

“Transferred Contracts” shall have the meaning given to Section 2.01(d).

“VAT” means (a) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other Tax of a similar nature, whether imposed in a member state of the European Economic Area in substitution for, or levied in addition to, such Tax referred to in paragraph (a) above, or imposed elsewhere.

“Wind-Down Process” means the process related to the winding down of Seller and its subsidiaries, in a manner consistent with any applicable contract terms, Applicable Laws, applicable clinical standards and applicable ethical practices.

Section 1.02. Other Definitional and Interpretative Provisions.

(a)  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)  The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.

(c)  All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(d)  Any capitalized term used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning assigned to such term in this Agreement.

(e)  Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section or any Schedule or Annex, then, for the purposes of construing such Section, Schedule or Annex, the definitions set out in such Section, Schedule or Annex shall prevail.

(f)  The word “extent” in the phrase “to the extent” means the degree to which a subject or other theory extends and such phrase shall not mean “if”.

(g)  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Masculine, feminine and neuter pronouns and expressions shall be interchangeable.

(h)  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(i)  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(j)  References to any statute, law or other Applicable Law shall be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder.

(k)  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof.

(l) References to any Person include the successors and permitted assigns of that Person.

(m)  In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” mean “to but excluding” and the word “through” means “to and including”.

(n)  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(o)  The word “or” shall not be exclusive (i.e., “or” shall mean “and/or”).

(p)  The word “shall” shall have the same meaning as “will” and vice versa.

(q)  All references to any time herein shall refer to Eastern Standard Time.

(r)  The Parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article 2
PURCHASE AND SALE

Section 2.01.  Transferred Assets. Upon the terms and subject to the conditions of this Agreement, and subject to the exclusions set forth in Section 2.02, Seller agrees to sell, assign, transfer and convey (or cause to be sold, assigned, transferred and conveyed) to Buyer and Buyer shall purchase and accept from Seller (or its designees), all of Seller’s rights to the Business, including to the assets set forth below, in each case, to the extent relating to the Business (the “Transferred Assets”), free and clear of any Liens:

(a)  Transferred Intellectual Property. All right, title, and interest in the Patents and Know-How listed in Exhibit D, and other non-Patent Intellectual Property to the extent related to the Product or any other pan-RAF inhibitor, in each case, owned by Seller or any of its subsidiaries (“Transferred Intellectual Property”). With respect to any Intellectual Property that is controlled but not owned by Seller or any of its subsidiaries and necessary or reasonably useful for the research, development, manufacture, or commercialization of a Product, Seller shall grant to Buyer an exclusive (even as to Seller), worldwide, fully sublicensable (through multiple tiers), royalty-free, irrevocable, perpetual, unlimited, transferable license to Buyer under such Intellectual Property to, directly or indirectly, research, develop, manufacture, or commercialize the Product, in any indication, by any processes and media, and for any purposes, in any country of the world. The Transferred Intellectual Property includes the transfer of any and all priority rights as may arise or exist under any and all bilateral and multi-lateral, regional or worldwide agreements, treaties and conventions of any and all countries, states, regions and jurisdictions of the world, and/or under the laws of the United States permitting the claiming of priority from domestic U.S. applications, and/or the priority rights originating from any other application or applications for the same invention or inventions of the Transferred Intellectual Property, or parts thereof, that may generate priority rights claimed or claimable in the United States and elsewhere without limitation. In particular this assignment includes the transfer of priority right of the U.S. patent application number 63/518477 filed on 09 August 2023 and of the U.S. patent application 63/518539 filed on 09 August 2023.

(b)  Inventory. All inventory of the Material in the possession or control of Seller or any of its subsidiaries or any of its third-party contract manufacturing organizations, including as set forth in Exhibit E (collectively, the “Inventory”).

(c)  Regulatory Documents. All Seller’s or any of its subsidiaries’ right, title, and interest in and to all Regulatory Documents (including Regulatory Filings and Regulatory Approvals) related to the Product including those set forth in Exhibit F-1, but excluding those set forth in Exhibit F-2 (“Transferred Regulatory Documents”).

(d)  Transferred Contracts. All transferable or assignable rights under all contracts, agreements included but not limited to companion diagnostic agreement, clinical trial agreements, manufacturing agreements, confidentiality agreements, research and development, consulting, or similar agreements, distribution, packaging, or similar agreements or contracts, licenses, commitments, sales, purchase orders and other instruments, the exhaustive list of which is listed on Exhibit B (collectively, the “Transferred Contracts”).

Section 2.02.  Liabilities.

(a)  Seller shall retain all Liabilities relating to, arising in connection with or resulting from (i) any employment of an employee of Seller and no such employment shall be transferred together with the Business and (ii) the conduct of the Business and the exploitation of the Transferred Assets by or on behalf of Seller, in each case, to the extent such Liability arises prior to the Effective Date; provided that clause (ii) shall include such Liabilities arising after the Effective Date but resulting from the conduct of the Business and the exploitation of the Transferred Assets by or on behalf of Seller prior to the Effective Date (the Liabilities described in this clause (a), the “Excluded Liabilities”).

(b)  Without limiting the foregoing, Excluded Liabilities also include:

(i)  all Taxes relating to the Business and the Transferred Assets for (x) the portion of any Straddle Tax Period that is prior to the Effective Date, and (y) any Tax Period that ended prior to the Effective Date;

(ii)  all Liabilities for Taxes of Seller for all Tax Periods, including (x) Taxes of any member of an affiliated, consolidated, combined or unitary group of which Seller is or was a member on or prior to the Effective Date, (y) Taxes of any person imposed on Seller as a transferee or successor, and (z) payments under any Tax allocation, sharing or similar agreement entered into by Seller, but excluding Taxes arising after the Closing Date pursuant to a Transferred Contract;

(iii)  Liabilities for Taxes attributable to any Excluded Liabilities;

(iv)  all indebtedness of Seller; and

(v)  any Liabilities incurred by Seller in connection with the negotiations, execution and delivery of this Agreement, the other Transaction Documents, the performance of Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including any fees, costs and expenses incurred on behalf of Seller).

(c)  Upon the terms and subject to the conditions of this Agreement, Buyer hereby agrees, effective at the Effective Date, to assume only those Liabilities relating to, arising in connection with or resulting from the conduct of the Business and the exploitation of the Transferred Assets, in each case, by or on behalf Buyer after the Effective Date, other than the Excluded Liabilities (the “Assumed Liabilities”).

(d)  Without limiting the foregoing, Assumed Liabilities include:

(i)  all Taxes relating to the Business and the Transferred Assets for (i) the portion of any Straddle Tax Period that is on or after the Effective Date, and (ii) any Tax Period that begins after the Effective Date;

(ii)  Liabilities for Taxes attributable to any Assumed Liabilities;

(iii)  trade payables accrued and payable after the Effective Date in accordance with the terms of the Transferred Contracts set forth on Exhibit B; and

(iv)  trade payables relating to, arising in connection with or resulting from the conduct of the Business or the exploitation of the Transferred Assets before the Effective Date under the Transferred Contracts, as they exist as of the Effective Date, set forth on Exhibit G, in an aggregate amount not to exceed Five Million Dollars (U.S) ($5,000,000) (the “Pre-Effective Date Trade Payables”); provided, that the Pre-Effective Date Trade Payables shall not include any trade payables owed pursuant to invoices received by Seller prior to the Effective Date.

(e)  Notwithstanding the foregoing and for the avoidance of doubt, (i) the Excluded Liabilities shall not include the Pre-Effective Date Trade Payables and (ii) the Assumed Liabilities shall include the Pre-Effective Date Trade Payables.

Section 2.03. Wrong Pockets. If either Buyer or Seller becomes aware that any of the Transferred Assets or Assumed Liabilities have not been transferred to or assumed by, as applicable, Buyer, or that any asset other than the Transferred Assets (including any Excluded Assets) or any of the Excluded Liabilities have been transferred to or assumed by, as applicable, Buyer, it shall promptly notify the other Party in writing and the Parties shall, as soon as reasonably practicable, ensure that such asset or Liability is transferred to or assumed by, as applicable, with any necessary prior consent or approval of any other Person, (a) Buyer, in the case of any Transferred Asset which was not transferred to Buyer on the Effective Date (except to the extent any Transferred Asset is otherwise expressly contemplated hereby to be transferred to Buyer after the Effective Date) or in the case of any Assumed Liability which was not assumed by Buyer on the Effective Date; or (b) Seller, in the case of any asset other than the Transferred Assets (including any Excluded Assets) or any Excluded Liability which was transferred to or assumed by, as applicable, Buyer on the Effective Date.

Section 2.04.  Purchase Price.

(a)  The aggregate consideration to be paid or provided to Seller for the Transferred Assets (the “Purchase Price”), in each case, subject to and on the terms and conditions set forth in this Agreement, shall be:

(i)  Five Hundred Thousand Dollars (U.S.) ($500,000) payable by Buyer by wire transfer of immediately available funds at the Closing (the “Closing Payment”);

(ii)  Thirty Million Five Hundred Thousand Dollars (U.S.) ($30,500,000) payable by Buyer within five (5) Business Days following delivery by Seller of the necessary information pursuant to Section 2.05(b) following the occurrence of the Milestone Event (and if such date is not a Business Day, on the next Business Day) (the “Contingent Payment”); and

(iii)  the assumption of the Assumed Liabilities.

(b)  Purchase Price Allocation. Each of Seller and Buyer agree to allocate the Purchase Price according to the methodology set forth in Exhibit H. Buyer shall prepare a draft of the allocation (and any subsequent payments under Section 2.05 (the “Allocation”) and shall deliver such draft Allocation to Seller no later than ninety (90) days after the Closing Date. The Allocation is intended to comply with the requirements of Section 1060 of the Code. For a period of thirty (30) days after Buyer provides the draft Allocation to Seller, Seller shall have the opportunity to review and comment on the draft Allocation, and Buyer shall incorporate any reasonable comments provided by Seller in writing. Seller and Buyer will not, and will cause their respective Affiliates not to, take a position in any forum that is inconsistent with the Allocation, including taking an inconsistent position on any Tax Return, before any Taxing Authority or in any Tax Proceedings. Each of Seller and Buyer shall (and if applicable shall cause their respective Affiliates to): (a) prepare and file their respective Tax Returns that are filed after the Effective Date on a basis consistent with the Allocation; (b) take no position inconsistent with the Allocation in any Tax Proceeding unless otherwise required by Applicable Law; and (c) use commercially reasonable efforts to defend the Allocation in any Tax Proceeding, unless otherwise required as a result of a change in Applicable Law. The Allocation provided for herein may be adjusted from time to time as required by Section 1060 of the Code for any subsequent payments under Section 2.05. Such adjustment will be allocated in a manner consistent with the final Allocation and Section 1060 of the Code.

Section 2.05. Contingent Payment.

(a)  Milestone Event. Upon the earliest to occur of (i) dosing of the first patient in the first Pivotal Clinical Trial initiated by Buyer or its Affiliates, a licensee with respect to any Product, or any other Person that has been granted or received a right to develop, manufacture, commercialize or otherwise exploit a Product, whether such rights are obtained by assignment, license, sublicense, or any other grant or transfer of rights (each, a “Milestone Party”), (ii) a Milestone Party applies for an accelerated approval pursuant to the FDA’s Accelerated Approval Program, or (iii) a Milestone Party submits a marketing application for Regulatory Approval for a Product (such occurrence, the “Milestone Event”), Buyer shall be obligated to pay Seller the Contingent Payment. For the avoidance of doubt, the Milestone Event may be achieved only once hereunder and the Contingent Payment shall be payable only once.

(b)  Reporting. Within five (5) Business Days after the occurrence of the Milestone Event, Buyer shall deliver to Seller notice of such occurrence. Seller shall promptly provide Buyer with such information (including wire instructions) necessary for Buyer to deliver the Contingent Payment to Seller or its designee.

(c)  Efforts. Notwithstanding anything to the contrary set forth in this Agreement, it is the intention of the Parties that any actions taken with respect to the Product shall be exercised by Buyer and its Affiliates in accordance with their own business judgment and in their sole and absolute discretion. Accordingly, the following shall apply (and Seller hereby acknowledges, understands and agrees as follows): (i) Buyer and its Affiliates shall have complete control and sole discretion with respect to the Product and such control and discretion over sales by Buyer and its Affiliates could result in Seller receiving no Contingent Payments whatsoever; (ii) neither Buyer nor any of its Affiliates has any duty to achieve the Milestone Event, to exert any level of efforts in achieving the Milestone Event or to generate the Contingent Payment; (iii) whether or not Buyer or any of its Affiliates achieve the Milestone Event, neither Buyer nor any of its Affiliates is prohibited from pursuing or exploiting any other products that may compete with the Product; (iv) personnel of Buyer and its Affiliates are only required to take actions in connection with the Product that such personnel believe to be in the best interests of Buyer and its Affiliates and that they are not required to take into account the interests of Seller at all; and (v) Seller shall not challenge in any subsequent Action any decision regarding the Product made by any director, officer, employee or agent of Buyer or any of its Affiliates in what such individual subjectively believes to be the best interests of Buyer (or such Affiliate), unless such action or decision constitutes a breach by Buyer of any of its express obligations to make payments under this Section 2.05. Notwithstanding the foregoing, Buyer will not, and each of its Affiliates and each Milestone Party will not, intentionally take any commercially unreasonable action, or intentionally omit to take any commercially reasonable action, the primary purpose of which is to avoid or frustrate the occurrence of the Milestone Event or payment of the Contingent Payment.

Section 2.06.  Set-Off Right. Notwithstanding any provision of this Agreement to the contrary, the Parties hereby acknowledge and agree that Buyer shall have the right, but not the obligation, from time to time, to set off against the Contingent Payment that is owed and has not yet been paid any Damages actually suffered by Buyer and Buyer’s Affiliates and Representatives to the extent arising out of: (a) any breach by Seller of any representation made by Seller in Article 3, (b) any breach by Seller of any covenant, obligation or agreement required to be performed by Seller pursuant to this Agreement, (c) the Excluded Liabilities, or (d) claims of Seller’s fraud, willful misconduct or intentional misrepresentation in bad faith. The Parties hereby agree that, subject to (x) the last sentence of Section 8.01 regarding fraud and (y) Section 9.08 regarding specific performance, Buyer’s sole and exclusive remedy against Seller under this Agreement shall be the right to set off any Damages actually suffered by Buyer and Buyer’s Affiliates and Representatives against the Contingent Payment pursuant to this Section 2.06.

Section 2.07. Closing.

(a)  Subject to satisfaction or waiver of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of documents, on the date hereof or at such other place or on such other date as may be mutually agreeable to Buyer and Seller. The date of the Closing is herein referred to as the “Closing Date.” The Closing shall be effective as of 12:01 a.m. on the Closing Date.

(b)  At or prior to the Closing:

(i)  Seller shall sell convey, assign, transfer and deliver the Transferred Assets to Buyer, free and clear of all Liens;

(ii)  Buyer shall pay to Seller, by wire transfer of immediately available funds, the Closing Payment;

(iii)  Seller shall deliver copies of all third party, governmental and regulatory notices, filings, authorizations, approvals and consents required hereunder (if any) in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, including the novations and consents obtained pursuant to the Transferred Contracts set forth on Exhibit I;

(iv)  Seller shall deliver certified copies of the resolutions or other evidence authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and approving the consummation of the transactions contemplated hereby and thereby;

(v)  Seller and Buyer shall deliver to each other the duly executed Bill of Sale and Assignment and Assumption Agreement;

(vi)  Seller shall deliver to Buyer executed patent assignments in recordable form with respect to the Patents included in the Transferred Assets;

(vii)  Seller shall deliver to Buyer all documentation necessary to transfer and assign the Transferred Regulatory Documents (including Regulatory Filings and Regulatory Approvals) to Buyer;

(viii)  Seller shall have delivered to Buyer a USB drive or other electronic copy of the electronic data room maintained in connection with the transactions contemplated hereby; and

(ix)  Seller shall have delivered to Buyer certificates of insurance or insurance policies addendums confirming that Buyer or its designee have been named as an additional insured in accordance with Section 6.03.

Section 2.08.  Non-Assignable Assets. Notwithstanding anything to the contrary contained in this Agreement, if the sale, assignment, transfer or conveyance or attempted sale, assignment, transfer or conveyance to Buyer of any Transferred Regulatory Documents or Transferred Contract (Transferred Contracts identified in Exhibit B as relating to the Business and to the business retained by Seller are referred to herein as a “Mixed Contract”) is (i) prohibited by any Applicable Law or (ii) would require any authorizations, approvals, consents or waivers from a third party to sell, assign, transfer or convey such Transferred Regulatory Documents or Transferred Contract and such authorizations, approvals, consents or waivers have not been obtained prior to the Closing Date (each, a “Non-Assignable Asset”), in either case, the Closing shall proceed, but the Closing shall not constitute the sale, assignment, transfer or conveyance of such Non-Assignable Asset, and this Agreement shall not constitute a sale, assignment, transfer or conveyance of such Non-Assignable Asset unless and until such authorization, approval, consent or waiver is obtained. After the Closing, the Parties shall continue to use diligent efforts and cooperate with each other, without additional consideration, to obtain any such authorization, approval, consent or waiver as promptly as practicable. Once authorization, approval or waiver of or consent for the conveyance, assignment, transfer or delivery of any such Non-Assignable Asset not sold, assigned, transferred or conveyed at the Closing is obtained, Seller shall sell, assign, transfer or convey such Non-Assignable Asset to Buyer at no additional cost to Buyer.

Section 2.09. Transition. From and after the Closing until thirty (30) days after the Closing, (a) Seller shall, and shall cause its Representatives, Affiliates, successors and assigns to, reasonably cooperate with Buyer to ensure the proper and orderly transition of the Transferred Assets to Buyer and to effectuate the transactions contemplated hereby, and (b) Seller shall, and shall cause its Representatives, Affiliates, successors and assigns to, complete filings and other formalities required for the transfer of the Transferred Assets to Buyer, in each case, at Buyer’s request and expense; provided, that any such expense shall include only reasonable and documented out-of-pocket third-party expenses and in accordance with the budget approved in advance by Buyer. From and after the Closing until the later of (i) one hundred eighty (180) days after the Closing, and (ii) until such time as all Key Transferred Contracts and Transferred Regulatory Documents have been transferred to Buyer, Seller will continue to hold and operate, for the benefit of Buyer and on Buyer’s account, the Key Transferred Contracts and Transferred Regulatory Documents and perform all obligations as the sponsor of the ongoing clinical studies in accordance with all Applicable Laws, including maintaining the clinical and pharmacovigilance databases and contracts, in each case, at Buyer’s request and expense; provided, that any such expense shall include only reasonable and documented out-of-pocket third-party expenses and in accordance with the budget approved in advance by Buyer. Seller and Buyer will agree in good faith on a sponsorship agreement to be executed within 7 days from Closing, which will detail the allocation of responsibilities between Buyer and Seller, and the responsibilities delegated by Buyer to Seller until the sponsorship of the ongoing clinical trials has been transferred to Buyer in all countries. The Parties will use commercially reasonable efforts to meet the timelines for transition set forth on Exhibit N hereto.

Article 3
REPRESENTATION AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 3.01.  Corporate Existence and Power. Seller is a corporation, duly incorporated, validly existing and, to the extent legally applicable, in good standing under the laws of its jurisdiction of incorporation or organization and has all requisite corporate or other similar organizational powers required to carry on its business as now conducted.

Section 3.02. Seller Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated herein are within Seller’s corporate or other similar organizational powers and have been duly authorized by all necessary corporate or other similar organizational action on the part of Seller. Assuming due and valid execution by Buyer, this Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and any other Transaction Documents to which Seller is or is to be a party and the consummation by Seller of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of applications and notices with, and receipt of approvals, licenses or consents of, the Governmental Authorities; (ii) compliance with any filings, approvals or notices required under Applicable Law related to the transfer of the Transferred Regulatory Documents; or (iii) such other actions and filings as to which the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole.

Section 3.04. Non-contravention. Except as set forth on Exhibit J, the execution, delivery and performance by Seller of this Agreement and of the other Transaction Documents to which Seller is a party will not (i) conflict with or violate the applicable organizational or governing documents of Seller, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller with respect to the Business or to a loss of any benefit to which Seller is entitled with respect to the Business under any provision of any agreement or other instrument binding upon Seller, or (iv) result in the creation or imposition of any Lien on any of the Transferred Assets.

Section 3.05.  Transferred Assets.

(a)  Seller is the sole and exclusive owner of the Business and the Transferred Assets, which are free and clear of any Liens, and assuming due and valid execution by Buyer, Buyer will acquire from Seller good and marketable title to all of the Business and the Transferred Assets;

(b)  Seller has not granted to any Person a right or option to negotiate, own, license, or otherwise acquire or control the Business or any of the Transferred Assets;

(c)  Seller does not own or control any assets or Intellectual Property that are necessary to conduct the Business or the research, development, manufacture, use or commercialization of the Product, other than the Transferred Assets;

(d)  The Transferred Assets, together with the rights granted to Buyer or its Affiliates under this Agreement constitute all of the tangible assets or rights and, to Seller’s knowledge, all of the intangible assets or rights necessary and sufficient to enable Buyer, immediately following the Effective Date, to continue to conduct the Business in substantially the same manner as conducted by Seller immediately prior to the Effective Date, other than any personnel.

(e)  There are no claims pending or threatened by Seller against any Person regarding actual or potential violation, infringement, dilution, misappropriation, unfair competition, parasitism or other unauthorized use of any Transferred Asset, and to Seller’s knowledge, there are no fact or circumstances that may give rise to such a claim.

(f)  There are no claims pending or threatened by any Person against Seller claiming ownership or right of possession or use in and to any of the Transferred Assets or regarding actual or potential violation, infringement, dilution, misappropriation, unfair competition, parasitism or other unauthorized use of by Seller of any third party’s Intellectual Property in connection with the conduct of the Business, including with respect to the development, manufacture or potential commercialization of the Product or with respect to the Transferred Assets, and to Seller’s knowledge, there are no fact or circumstances that may give rise to such a claim.

Section 3.06. Transferred Contracts.

(a)  Seller made available to Buyer prior to the date of this Agreement a true, complete, legible and correct copy of each Transferred Contract as in effect on the date of this Agreement. Seller is not in breach of or default under the terms of any Transferred Contract and, to Seller’s knowledge, no other party to a Transferred Contract is in breach of or default under the terms of any Transferred Contract. Each Transferred Contract is a legal, valid and binding obligation of Seller or its Affiliate that is party thereto and, to Seller’s knowledge, of each other party thereto, and is in full force and effect and will be enforceable against each party thereto, in accordance with its terms.

(b)  Seller has not received written notice from any Person regarding any actual or alleged violation or breach of, or default under, any of the Transferred Contracts or stating that such Person intends to terminate, cancel or make any material change to any Transferred Contract, and to Seller’s knowledge, no event has occurred that, upon notice or the passage of time or both, would reasonably be expected to give rise to any such default or breach. Other than as contemplated herein in connection with the transactions contemplated hereof, there are no pending renegotiations or amendments of any of the Transferred Contracts.

Section 3.07. Taxes.

(a)  Seller does not have any Liability with respect to any Taxes for which Buyer would reasonably be expected to become liable or that would reasonably be expected to adversely affect Buyer’s right to use and enjoy any of the Transferred Assets. There are no liens for Taxes upon any of the Transferred Assets, other than statutory liens for Taxes not yet due and payable. There is no dispute or claim concerning any Liabilities for Taxes arising out of or relating to the ownership of the Transferred Assets either (A) claimed or raised by any Taxing Authority in writing or (B) as to which Seller or any directors or officers of Seller has knowledge.

(b)  Seller is the beneficial owner of any payments made under this Agreement.

Section 3.08. Compliance with Laws.

(a)  Seller has complied in all material respects with all Applicable Laws and Governmental Approvals applicable to the conduct of the Business, including the manufacture, nonclinical and clinical testing, pharmacovigilance and storage of the Products, as applicable. All such Governmental Approvals are valid and in full force and effect without any contingency, restriction, or limitation other than which would immaterially impair the conduct of the Business. Seller has not received any written notices alleging any such noncompliance with Applicable Law and Governmental Approvals with respect to the Business or the Transferred Assets.

(b)  Seller has complied with all Orders of any Governmental Authority to which they are subject, including any corporate integrity agreement, including all programmatic, operational and reporting requirements, in each case, applicable to the Business, including the Transferred Assets.

(c)  Seller has not, nor to Seller’s knowledge, has any of its or their respective officers or employees (i) made an untrue statement or fraudulent statement to Regulatory Authorities or any other Governmental Authority responsible for enforcement or oversight with respect to the Product, (ii) failed to disclose a material fact required to be disclosed to the Regulatory Authorities or any other Governmental Authority responsible for enforcement or oversight with respect to any Product, or (iii) committed an act, made a statement of material fact, or made a material omission with respect to any Product that, at the time such disclosure was made, would reasonably be expected to provide a basis for a claim of violation of Applicable Laws.

(d)  There are no claims pending or threatened in writing (or, to Seller’s knowledge, otherwise) against Seller relating to potential violations of Applicable Law, there have been no orders of any Governmental Authority imposed upon Seller, in each case with respect to the Business, the Transferred Assets or the Products, and to Seller’s knowledge, there are no fact or circumstances that may give rise to such a claim.

Section 3.09. Anti-Corruption. Seller has not, in violation in any respect of applicable anti-corruption or anti-bribery laws, offered, given, promised or authorized the unlawful giving of anything of value, directly or indirectly, to any Person, including any Government Official, including for the purpose of influencing any action or decision of a Government Official in his or her official capacity to assist Seller in obtaining or retaining business or any business advantage, or directing business to, any Person. For purposes of this Section, “Government Official” means: (a) any officer, employee or representative of any foreign Governmental Authority; (b) any officer, employee or representative of any public international organization; (c) any person acting in an official capacity for any foreign Governmental Authority identified above; and (d) any foreign political party, party official or candidate for political office.

Section 3.10. Regulatory Matters.

(a)  All transferred Regulatory Filings and Regulatory Approvals are in full force and effect.

(b)  No litigation of any sort is pending or, to Seller’s knowledge, threatened in writing regarding the revocation, cancellation, rescission, suspension, withdrawal, material modification, or refusal to renew in the ordinary course any transferred Regulatory Filings or Regulatory Approvals, nor, to Seller’s knowledge, has any event occurred that would reasonably be expected to give rise to any right of notice, modification, acceleration, payment, cancellation, withdrawal, limitation, or termination of a transferred Regulatory Filing or Regulatory Approval.

(c)  Seller has not, and to Seller’s knowledge, none of its subcontractors or other vendors, has received any written communication from any Governmental Authority threatening to revoke, cancel, rescind, suspend, withdraw, materially modify, or refuse to renew any transferred Regulatory Filing or Regulatory Approval that has not been withdrawn or otherwise remedied. Seller is not in violation of the terms of any transferred Regulatory Approval in any material respect. All fees and charges with respect to each transferred Regulatory Approval that have become due and payable have been paid in full, and all required applications, notices, and required filings (including any pending renewal applications, notices, or filings) with respect to the transferred Regulatory Approvals have been duly filed or made on a timely basis with the appropriate Governmental Authorities.

(d)  None of Seller or its Representatives, with respect to the manufacturing or development of the Product or the Business, has been subject to physical inspections or received written inspection reports from any applicable Governmental Authority, in which such Governmental Authority has asserted or alleged in writing that the operations of Seller were or are not in compliance with any Applicable Laws.

Section 3.11. Intellectual Property.

(a)  Exhibit D sets forth, as of the Effective Date, a true and complete list of all Patents and a description of the other Transferred Intellectual Property that will, following the Effective Date, be owned by Buyer pursuant to this Agreement. For each listed item, Exhibit D sets forth, as applicable, the owner of such Intellectual Property, the registration or application number, the filing and estimated expiration dates thereof. All required maintenance fees, annuity fees or renewal fees for the Transferred Intellectual Property that are due and payable, as applicable, prior to the Effective Date have been or will be paid prior to the Effective Date. None of the Transferred Intellectual Property has been adjudged by a Governmental Authority to be invalid or unenforceable, in whole or in part, and all Transferred Intellectual Property, that is registered or has been granted or issued, is valid and enforceable. No Transferred Intellectual Property that is or was registered with any Governmental Authority has been unintentionally permitted to lapse or enter the public domain.

(b)  To Seller’s knowledge, the Transferred Intellectual Property listed or described in Exhibit D includes all of the Intellectual Property and Intellectual Property rights necessary for Buyer and its Affiliates, immediately after the Effective Date, to continue to conduct the Business in substantially the same manner as conducted by Seller immediately prior to Effective Date.

(c)  Seller has taken commercially reasonable measures consistent with industry practice in the pharmaceutical industry to maintain the confidentiality and value of all confidential information that is used or held for use in connection with, and material to, the conduct of the Business and included in the Transferred Assets. Seller has taken commercially reasonable measures consistent with industry practice in the pharmaceutical industry with any employee or contractor of Seller who has conceived, developed or created any of the Transferred Intellectual Property for Seller is the subject of a valid and legally enforceable written contract or other valid and legally enforceable arrangement with such Person with respect thereto transferring to Seller such Person’s right, title and interest therein and thereto. No employee or contractor who has conceived, developed or created any Transferred Intellectual Property owns any right, title, or interest in or to the Transferred Intellectual Property conceived, created or developed by such Person during his or her employment or other engagement with Seller and no such employee or contractor has asserted any such claim in writing to Seller.

Section 3.12. Absence of Undisclosed Liabilities. Seller has no Liabilities with respect to the Business other than Liabilities (i) for expenses incurred in connection with the preparation, negotiation, execution and delivery of the Transaction Documents and consummation of the transactions contemplated under the Transaction Documents, none of which expenses shall be included among the Assumed Liabilities and shall be the sole responsibility of Seller, (ii) reflected in Seller’s most recent balance sheet publicly available as part of Seller’s public filings with the United States Securities and Exchange Commission (such balance sheet and the notes thereto, the “Seller Balance Sheet”), or (iii) which have arisen after the date thereof in the ordinary course of business, related to any Wind-Down Process or related to other process related to any sale or transfer of any of the equity securities of Seller to a third party or merger or business combination between Seller and any third party (and none of which is a Liability for material breach of contract, material breach of warranty, tort or infringement or a claim or lawsuit or an environmental Liability).

Section 3.13. Absence of Certain Developments. From the date of the Seller Balance Sheet, Seller has conducted the Business in the ordinary course of business (other than in connection with the Wind-Down Process), and during such period, neither Seller nor the Business has (other than in connection with the Wind-Down Process):

(a)  suffered a material adverse effect;

(b)  subjected any portion of the Transferred Assets to any Lien;

(c)  except as set forth on Exhibit K, entered into, amended, modified or terminated any Transferred Contract or entered into any other material transaction or materially changed any business practice;

(d)  instituted or settled any claim or lawsuit involving the Transferred Assets; or

(e)  committed or agreed to any of the foregoing.

Section 3.14. Brokers and Finders. Other than pursuant to the Engagement Letter, dated May 24, 2023, by and between Lazard Frères & Co. LLC and Seller, as amended, which has been provided to Buyer, Seller has not employed, retained, utilized or been represented by any investment banker, broker, agent, finder or intermediary, or incurred any Liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the negotiation or consummation of the transactions contemplated by this Agreement. Buyer shall have no Liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the negotiation or consummation of the transactions contemplated by this Agreement.

Section 3.15. Required Approval of the Members of Seller. No votes, consents and approvals of the equityholders of Seller are required under Applicable Law to approve the execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is a party, the performance by Seller of its obligations under this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated under this Agreement and the other Transaction Documents, including, without limitation, the sale of the Transferred Assets by Seller to Buyer in accordance with the terms and conditions of this Agreement.

Section 3.16. FDA Matters. Seller is, and at all times has been, in material compliance with all applicable FDA Laws and Regulations including but not limited to (i) the requirement for and the terms of all necessary Governmental Approvals, including, without limitation, approvals, clearances, exemptions, licenses and other authorizations, (ii) current Good Manufacturing Practices (“cGMP”), (iii) establishment registration and product listing, (iv) labeling, promotion, and advertising, (v) Good Clinical Practices (“GCP”) and Good Laboratory Practices (“GLP”), (vi) payment of all application, product and establishment fees, and (vii) recordkeeping and reporting requirements other than those applicable to cGMP, GCP, and GLP. Without limiting the generality of the foregoing, in each case, with respect to the Business and Transferred Assets:

(a)  Seller has not received any written notice or communication from any Governmental Authority of any actual or threatened investigation, inquiry, or administrative or regulatory action, hearing, or enforcement proceeding against Seller regarding any material violation of FDA Laws and Regulations. Seller is not subject to any material obligation arising under an investigation, inquiry, or administrative, regulatory or judicial action, hearing, or enforcement proceeding by or on behalf of the FDA, warning letter, untitled letter, Form FDA-483, notice of violation letter, consent decree, request for information or other notice, response, or commitment made to or with any Governmental Authority with respect to FDA Laws and Regulations, and no such material obligation has been threatened.

(b)  There is no product liability, civil, or criminal action, suit, proceeding, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against or relating to Seller or to any of their employees that involves or arises from a material violation of FDA Laws and Regulations, and Seller has no material liability for failure to comply with any FDA Laws and Regulations. To Seller’s knowledge, there is no act, omission, event, or circumstance that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such material liability.

(c)  There has not been any violation of any FDA Laws and Regulations by Seller in the product development efforts, submissions, production, marketing, distribution, labeling, record keeping and mandatory reports to FDA that could reasonably be expected to require or lead to investigation, corrective action or enforcement, regulatory or administrative action or proceedings relating to Seller, nor has there been any such violation.

(d)  No Product has been seized, withdrawn, recalled, detained, or subject to a suspension of research, manufacturing, or distribution, activity by a Governmental Authority. No Action in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import refusal, or seizure of any Product are pending or threatened against Seller.

(e)  Seller conducts and has conducted, or engaged with a third party to conduct clinical trials in all material respects in accordance with the applicable principles set forth in the International Conference on Harmonisation (ICH) Guideline for Good Clinical Practice (E6) and FDA GCP requirements, including institutional research board-approved study protocols, valid informed consent, monitoring and auditing plans, adverse event reporting proper documentation, and valid data collection and reporting procedures.

(f)  No officer or employee or, to Seller’s knowledge, agent of Seller is, has been, or has been threatened to be: (a) debarred under FDA proceedings under 21 U.S.C. § 335a; (b) disqualified under FDA investigator disqualification proceedings; (c) subject to FDA’s Application Integrity Policy; (d) subject to any enforcement proceeding arising from material false statements to FDA pursuant to 18 U.S.C. § 1001; (e) debarred, excluded or suspended from participating in any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f); (f) subject to a civil monetary penalty assessed under 42 U.S.C. § 1320a-7a, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any “federal health care program” requirement or Applicable Law; (g) listed on the General Services Administrative published list of parties excluded from federal procurement programs and non-procurement programs; (h) debarred, excluded, suspended, or proposed in writing for debarment from receiving government contracts in any country, including the U.S. pursuant to 48 C.F.R. Subpart 9.4; or (i) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act.

Section 3.17. Inventory. The Inventory (a) is usable or saleable in the ordinary course of the Business, (b) has been manufactured and handled in all material respects in accordance with Applicable Laws and the specifications therefor included in the Transferred Regulatory Documents, and (c) is free of any known material defect or deficiency. To the extent the Inventory contains raw materials and work-in-process, such raw materials and work-in-process (y) are of standard manufacturing quality and (z) to Seller’s knowledge have been manufactured, handled, maintained, packaged and stored in accordance with the specifications set forth in the relevant Permits and current generally accepted manufacturing practices, and in material compliance with all requirements of relevant Governmental Authorities. The quantities of each item of Inventory (whether raw materials, work-in-process, or finished goods) are reasonable in the present circumstances of the Business. Any below-standard quality items contained in the Inventory have all been written off or written down to net realizable value in the financial statements of Seller as of the date hereof. None of the transferred Inventory is obsolete or expired or held on a consignment basis. As of the Effective Date, the transferred Inventory is, and will be, free from any defect caused by the handling of such Inventory by or on behalf of Seller that would render such Inventory defective or not fit for sale within the meaning set forth in any Applicable Laws.

Section 3.18. Litigation. There are no claims pending or, to Seller’s knowledge, threatened against Seller or any of its subsidiaries, nor is there any Order outstanding against Seller or any of its subsidiaries, that would reasonably be expected to materially impede or delay the consummation of the transactions contemplated hereby.

Section 3.19. No Other Representations and Warranties. Except for the representations and warranties contained in this Article 3, neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller.

Article 4
REPRESENTATION AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.01. Corporate Existence and Power. Buyer is a corporation, duly incorporated, validly existing and, to the extent legally applicable, in good standing under the laws of France and has all requisite corporate or other similar organizational powers required to carry on its business as now conducted.

Section 4.02. Buyer Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated herein is within Buyer’s corporate or other similar organizational powers and have been duly authorized by all necessary corporate or other similar organizational action on the part of Buyer. Assuming due and valid execution by Seller, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and of the other Transaction Documents to which Buyer is or is to be a party and the consummation by Buyer of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of applications and notices with, and receipt of approvals, licenses or consents of, the Governmental Authorities; (ii) compliance with any filings, approvals or notices required under Applicable Law related to the transfer of the Transferred Regulatory Documents; or (iii) such other actions and filings as to which the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to Buyer’s business taken as a whole.

Section 4.04. Non-contravention. The execution, delivery and performance by Buyer of this Agreement and of the other Transaction Documents to which Buyer is or is to be a party will not (i) conflict with or violate the applicable organizational or governing documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, or (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer.

Section 4.05. Litigation. There are no claims pending or, to Buyer’s knowledge, threatened against Buyer or any of its subsidiaries, nor is there any Order outstanding against Buyer or any of its subsidiaries, that would reasonably be expected to materially impede or delay the consummation of the transactions contemplated hereby.

Section 4.06. Sufficient Funds. Buyer has, and will have as of the Closing, sufficient cash available to pay all amounts payable by Buyer in connection with this agreement, and there is not, nor will there be, any restriction on the use of such cash or cash equivalents for such purpose. In no event shall the receipt or availability of any funds or financing by or to Buyer or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Buyer hereunder.

Section 4.07. No Other Representations and Warranties. Except for the representations and warranties contained in this Article 4, neither Buyer nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer.

Article 5
CONFIDENTIALITY

Section 5.01. Confidentiality. For a period of six (6) years following the Closing, Seller shall not, and shall cause its Representatives not to, directly or indirectly, without Buyer’s consent, disclose to any Person (other than each other and their respective Representatives) any confidential or proprietary information concerning the Business (including, without limitation, all research, development and clinical data related to the Product, other than as required for regulatory purposes as provided for herein); provided, that the foregoing restriction shall not (a) apply to any information (i) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.01), (ii) that becomes known to Seller through disclosure to Seller by a Person that is not known to Seller to have an obligation of confidentiality to Buyer with respect thereto, or (iii) independently developed by Seller (other than as part of the Business prior to the Effective Date), or (b) prohibit any disclosure (i) required by Applicable Law so long as, to the extent practicable and legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity (at Buyer’s sole cost and expense) to contest or limit such disclosure or (ii) made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

Section 5.02.  Public Disclosure.

(a)  The Parties agree to issue the press release attached as Exhibit L promptly after execution of this Agreement.

(b)  The Parties agree to consult with each other in good faith with respect to the text and timing of any subsequent press release prior to its issuance and agree not to effect such release unless (i) the consent of the other Party, not to be unreasonably withheld, conditioned or delayed, has been obtained or (ii) either Party determines, based upon the reasonable advice of legal counsel, that such release is required by Applicable Laws or the rules of a securities exchange or the securities regulations of any state or other jurisdiction, or by judicial process.  Without limiting the foregoing, each Party agrees to provide to the other Party a copy of any such public announcement as soon as reasonably practicable under the circumstances prior to its scheduled release.

(c)  Except under extraordinary circumstances, each Party shall provide the other Party with an advance copy of any such announcement at least three (3) Business Days prior to its scheduled release.  Each Party shall have the right to expeditiously review and recommend changes to any such announcement and, except as otherwise required by Applicable Laws, the Party whose announcement has been reviewed shall remove any confidential information of the reviewing Party that the reviewing Party deems to be inappropriate for disclosure and request in writing that the publishing Party remove from such announcement within the applicable review period (not to exceed three (3) Business Days).  The contents of any announcement or similar publicity that has been reviewed and approved by a reviewing Party can be re-released by such reviewing Party or publishing Party without a requirement for re-approval so long as such disclosure is material to the event or purpose for which the new announcement or publicity is made.

Article 6
COVENANTS

Section 6.01. Books and Records. Subject to Section 2.08, Seller shall transfer to Buyer on the Closing Date (or as soon as reasonably practicable after the Closing Date) the Transferred Regulatory Documents that are (a) located at Seller’s facilities or stored on behalf of Seller at third party record storage facilities, and (b) reasonably identifiable and reasonably separable from other books and records of Seller. To the extent that Seller is unable to transfer any such Transferred Regulatory Documents on the Closing Date because such information is not located at Seller’s facilities or is not reasonably identifiable or reasonably separable from other books and records of Seller, Seller shall (a) use commercially reasonable efforts to deliver such Transferred Regulatory Documents (i) with respect to any such Transferred Regulatory Documents that are in hard copy format, as soon as practicable and in any event within fifteen (15) days following the Closing Date and (ii) with respect to any such Transferred Regulatory Documents that are in an electronic format, as soon as practicable and in any event within fifteen (15) days following the date on which Buyer provides notice to Seller that Buyer has established systems that are compatible with the relevant electronic format to facilitate such delivery; and (b) provide Buyer with reasonable access to such Transferred Regulatory Documents until the same shall have been delivered to Buyer. Seller may transfer copies or originals of the Transferred Regulatory Documents, and retain the originals or copies thereof, at its election; provided that Seller will not, and will cause its Representatives not to, disclose any such Transferred Regulatory Documents or any non-public information contained therein or related to the Products, the Transferred Assets or the Business to any Person, except as required to comply with Applicable Law or otherwise to the extent necessary for its Tax, regulatory, legal, or accounting purposes.

Section 6.02. Novation of Certain Mixed Contracts. Promptly following the Closing, Seller shall submit in writing to each counterparty to a Mixed Contract that has not already been the subject of a novation agreement, a request for such counterparty to: (a) recognize Buyer as the successor in interest of Seller to the portion of such Mixed Contract that solely pertains to any Transferred Asset; and (b) enter into a novation agreement reflecting the same. Any Mixed Contract novated pursuant to this Section 6.02 that pertains to Transferred Assets and to which Seller is not a party following the novation thereof shall be treated as a Transferred Contract and not as a Non-Assignable Asset thereafter. Buyer shall use reasonable commercial efforts to execute and consummate such novation agreements. It is understood, however, that such novation agreements shall not be deemed to transfer to Buyer any Excluded Liability.

Section 6.03. Transfer of Regulatory Filings; Regulatory Approvals and Insurance. Within thirty (30) days after the Closing, Seller shall remit to Buyer all documents necessary to effect the transfer to Buyer or its designee of the Transferred Regulatory Documents, effective as at a date agreed between Buyer and Seller. Pending such transfer, Section 2.09 shall apply. Seller, at Seller’s cost and expense, shall, on a country-by-country basis, continue to maintain all country-specific insurance policies set forth on Exhibit M covering the Products with Buyer or its designee named as an additional insured thereunder until such time as all Transferred Regulatory Documents in such country are transferred to Buyer or its designee.

Article 7
TAX MATTERS

Section 7.01. Transfer Taxes. All amounts payable under this Agreement are exclusive of all Transfer Taxes. Except for VAT, Transfer Taxes shall be paid fifty percent (50%) by Seller and fifty percent (50%) by Buyer when due. The Party required by Applicable Law shall file a Tax Return (and other documentation) with respect to the relevant Transfer Tax, and, if required by Applicable Law, the non-filing Party shall join in the execution of such Tax Return (and other documentation). The Parties shall reasonably cooperate with each other to minimize any Transfer Taxes, and to issue valid invoices for Transfer Taxes due under this Agreement in accordance with Applicable Law. If VAT is chargeable or should have been charged on any amount payable under this Agreement, Seller will charge VAT in addition to such amounts and Buyer shall pay such VAT upon receipt of an invoice from Seller.

Section 7.02. Withholding Tax. If any payment made under Section 2.04, or any amount otherwise payable pursuant to this Agreement made by Buyer, any of its Affiliates or any of their respective Representatives or paying agents (each, a “Paying Party”), is subject to withholding Tax under Applicable Law, then such Paying Party shall be entitled to deduct and withhold the amount of such Taxes as it reasonably determines it is required to deduct and withhold and shall promptly remit such withheld amount to the relevant Taxing Authority; provided that (i) at least fifteen (15) days before any payment is made under this Agreement, Buyer shall notify Seller of any deduction or withholding requirement applicable to the payment of which the Paying Party becomes aware and (ii) the Parties shall reasonably cooperate to reduce or eliminate such deduction or withholding.  If the Paying Party withholds any Taxes from the payments while Seller is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, Buyer shall cooperate with Seller to the fullest extent permitted by Applicable Law with respect to any documentation required by the appropriate Governmental Authority or reasonably requested by Seller to secure a reduction of the rate of, or the elimination of, the applicable Taxes withheld.

Section 7.03. Cooperation and Exchange of Information. Each of Seller and Buyer shall (a) provide the other Party with such assistance as may reasonably be requested by the other (subject to reimbursement of reasonable out-of-pocket expenses) in connection with the preparation of any Tax Return or conduct of any Tax Proceeding relating to Taxes in connection with the Product, the Business or the other Transferred Assets, (b) retain all records relating to Taxes with respect to the Transferred Assets for all Tax Periods ending on or prior to the Effective Date until the expiration of the statutes of limitation (including any extensions thereof) for the Tax Period or Tax Periods to which such records relate, (c) provide the other Party with any records or other information that may be relevant to such Tax Return or Tax Proceeding and (d) inform the other Party of any final determination of any such Tax Proceeding that affects any amount required to be shown on any Tax Return of the other Party for any Tax Period.

Article 8
SURVIVAL

Section 8.01. Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing until the Contingent Payment is paid in full or the Milestone Event is not achievable. The obligations and covenants of the Parties shall survive the Closing until fully performed, unless a shorter time is expressly set forth herein. Notwithstanding any other provision of this Agreement, nothing in this Agreement shall limit any claim for fraud.

Article 9
MISCELLANEOUS

Section 9.01. All notices, claims, demands and other communications in connection with this Agreement shall be in writing and shall be deemed given (a) when sent by email (so long as there is no electronic delivery failure notice) (provided that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Eastern Standard Time) shall be deemed to have been received at 9:00 a.m. (Eastern Standard Time) on the next Business Day), (b) on the next Business Day after deposit with an internationally recognized overnight carrier (providing proof of delivery) (provided, that a copy is also delivered by e-mail) or (c) on actual receipt when delivered by hand (provided, that a copy is also delivered by e-mail), and, in each case, addressed to the respective Parties at the following addresses (or such other address for a Party as shall be specified by like notice):

(a)	If to Seller, to:

Kinnate Biopharma Inc.

c/o Wilson Sonsini Goodrich & Rosati PC

650 Page Mill Rd.

Palo Alto, CA 94306

Attention: Mark Meltz; Tony Jeffries

Email:

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati PC

650 Page Mill Rd.

Palo Alto, CA 94306

Attention: Tony Jeffries; Robert T. Ishii; Miranda Biven

Email:

(b)	If to Buyer, to:

Pierre Fabre Médicament, SAS

Les Cauquillous

81500 Lavaur - France

Attention: Chief Executive Officer

Email:

and

Pierre Fabre SA

Les Fontaines

29 Avenue du Sidobre

81106 Cedex Castres, France

Attention: General Counsel

Email:

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

23 rue de l’Université

75007 Paris, France

Attention: Emmanuelle Trombe

Email:

Section 9.02. Amendments and Waivers.

(a)  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)  No failure or delay by either Party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 9.03. Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party (including its Affiliates) incurring such cost or expense.

Section 9.04. Successors and Assigns. Neither this Agreement nor either Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, except to an Affiliate or in connection with the sale or transfer of substantially all of the Party’s business or assets to which this Agreement relates, whether by merger, consolidation, or otherwise. Any attempted assignment or delegation of this Agreement with respect to Seller and substantially all of the Transferred Assets with respect to Buyer or any of such rights or obligations by either Party in violation of this Section 9.04 shall be void and of no effect. Subject to the preceding sentence, this Agreement is binding upon and will inure to the benefit of the Parties and their respective permitted assignees or successors in interest, including those that may succeed by assignment, transfer or otherwise to the ownership of the assets necessary to the conduct of the Business.

Section 9.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to the conflicts of law rules of such jurisdiction.

Section 9.06. Arbitration. If the senior executive officers (or their respective designees) cannot resolve the dispute within forty-five (45) days of such written notice, or within such other period as the Parties may agree in writing, such dispute shall thereafter be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators. The seat, or legal place, of arbitration shall be Paris, France. The language of the arbitration shall be English. Except as may be required to confirm or enforce a final award, or as may be required by Applicable Law, neither a Party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both Parties. The governing law set forth in Section 9.05 shall only be applied to the merits of the dispute, and the Parties agree that none of the procedural rules of such governing law (or any similar procedural laws, including discovery and cross-examination) will apply in any arbitration; provided, however, that all privileges restricting disclosure established under the governing law set forth in Section 9.05 shall apply and may be invoked by both Parties.

Section 9.07. Counterparts; Effectiveness; No Third-Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns, and Seller with respect to the rights provided to it hereunder.

Section 9.08. Specific Performance. The Parties agree that irreparable damage would occur, and that the Parties would not have any adequate remedy at law, if any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the terms hereof. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity. In furtherance of the foregoing, the Parties hereby waive, to the fullest extent permitted by Applicable Law, (a) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate and (b) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 9.09. Entire Agreement. The Transaction Documents and their respective schedules and exhibits constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

Section 9.10. Severability. Each term, provision, covenant and restriction of this Agreement is severable. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.11. Communications with Internal Counsel. In the course of the negotiation and implementation of this Agreement and the resolution of any disputes, investigations, administrative or other proceedings relating thereto, each Party will call upon the members of its internal legal department to provide advice to such Party and its directors, employees and agents on legal matters. Notwithstanding any rights to the contrary under applicable procedural or substantive rules of law, each Party agrees not to request, produce or otherwise use any such communications between members of its legal department and directors, employees or agents in connection with any such disputes, investigations, administrative or other proceedings, to the extent such communications, if they had been exchanged between such Party and external attorneys, would have been covered by legal privilege and not disclosable.

Section 9.12. No Recourse. Without limiting any other provision of this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims or actions that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Parties, and no former, current or future Affiliates, officers, directors, managers, employees, equity holders, managers, members, partners, agents, Representatives or assigns of Seller or Buyer, in each case who is not a Party shall have any liability for any obligations of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated herein.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

SELLER:

KINNATE BIOPHARMA INC.

By:	/s/ Nima Farzan
Name:	Nima Farzan
Title:	Chief Executive Officer and President

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

BUYER:

PIERRE FABRE MÉDICAMENT, SAS

By:	/s/ Jean-Luc Lowinski
Name:	Jean-Luc Lowinski
Title:	President

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

Bill of Sale and Assignment and Assumption Agreement

BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Bill of Sale and Assignment and Assumption Agreement”), dated as of February 27, 2024, is made and entered into by and between Kinnate BioPharma Inc., a Delaware corporation (“Seller”) and Pierre Fabre Médicament, SAS, a corporation incorporated under the laws of France having its offices and principal place of business at Les Cauquillous, 81500 Lavaur, France (“Buyer”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Asset Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, by and between Seller and Buyer.

W I T N E S S E T H:

WHEREAS, pursuant to the Purchase Agreement, (i) Seller has agreed to sell, assign, transfer and convey to Buyer, and Buyer has agreed to purchase and accept from Seller, free and clear of all Liens, all of Seller’s rights to the Business, including the Transferred Assets and (ii) Buyer has agreed to assume the Assumed Liabilities (and, for clarity, not the Excluded Liabilities).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth herein and in the Purchase Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Section 1. Transferred Assets. Seller hereby sells, conveys, assigns and transfers all of Seller’s rights to the Business, including the Transferred Assets, and Buyer hereby acquires and accepts from Seller such Transferred Assets, free and clear of all Liens.

Section 2. Excluded Assets. Buyer is not purchasing any rights to any Excluded Asset.

Section 3. Assumed Liabilities. Buyer hereby assumes from Seller the Assumed Liabilities.

Section 4. Excluded Liabilities. Buyer is not assuming any Excluded Liability.

Section 5. Terms of the Purchase Agreement. The sale, assignment, transfer and conveyance of the Transferred Assets and the assumption of the Assumed Liabilities effected by this Bill of Sale and Assignment and Assumption Agreement are subject in all respects to the terms and conditions of the Purchase Agreement. The provisions herein neither enlarge nor diminish the representations, warranties, covenants, set-off rights, agreements and remedies that the Purchase Agreement provides in respect of the Transferred Assets or the Assumed Liabilities. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement will govern.

Section 6. No Third Party Beneficiaries. Nothing expressed or implied in this Bill of Sale and Assignment and Assumption Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any rights or remedies under or by reason of this Bill of Sale and Assignment and Assumption Agreement.

Section 7. Headings. The headings for this Bill of Sale and Assignment and Assumption Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Bill of Sale and Assignment and Assumption Agreement.

Section 8. Further Assurances. Seller and Buyer agree that each shall from time to time after the date hereof and without further consideration execute and deliver to the other such additional instruments of conveyance in addition to this Bill of Sale and Assignment and Assumption Agreement as the other party shall reasonably request to evidence more fully the sale, transfer and assignment by Seller to Buyer of the Transferred Assets and the assumption by Buyer of the Assumed Liabilities.

Section 9. Successors and Assigns. This Bill of Sale and Assignment and Assumption Agreement shall be binding upon and inure to the benefit of the parties to this Bill of Sale and Assignment and Assumption Agreement and their respective successors, assigns, heirs, executors and administrators.

Section 10. Governing Law. This Bill of Sale and Assignment and Assumption Agreement, and all claims or causes of action based upon, arising out of, or related to this Bill of Sale and Assignment and Assumption Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware (excluding any provision regarding conflicts of laws that would result in the application of the laws of any jurisdiction other than Delaware).

Section 11. Counterparts. This Bill of Sale and Assignment and Assumption Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and together shall constitute one and the same instrument and shall become effective when one or more of the counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that both parties need not sign the same counterpart. This Bill of Sale and Assignment and Assumption Agreement, following its execution, may be delivered via .pdf or other form of electronic delivery, which shall constitute delivery of an execution original for all purposes.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, the undersigned has executed this Bill of Sale and Assignment and Assumption Agreement as of the date first above written.

Seller:

KINNATE BIOPHARMA INC.

By:	/s/ Nima Farzan
Name: Nima Farzan
Title: Chief Executive Officer and President

[Signature Page to Bill of Sale and Assignment and Assumption Agreement]

IN WITNESS WHEREOF, the undersigned has executed this Bill of Sale and Assignment and Assumption Agreement as of the date first above written.

BUYER:

PIERRE FABRE MÉDICAMENT, SAS

By:	/s/ Jean-Luc Lowinski
Name: Jean-Luc Lowinski
Title: President

[Signature Page to Bill of Sale and Assignment and Assumption Agreement]